Exhibit 21.1

Name of Subsidiary	Jurisdiction of Incorporation, Organization, or Formation

Ichor Holdings, Ltd.	Scotland
FP-Ichor, Ltd.	Cayman Islands
Icicle Acquisition Holding Co-op	Netherlands
Icicle Acquisition Holding, B.V.	Netherlands
Ichor Holdings, LLC	Delaware
Ichor Systems Singapore, PTE Ltd.	Singapore
Ichor Systems Ltd.	Scotland
Precision Flow Technologies, Inc.	New York
Ajax-United Patterns & Molds, Inc.	California
Ichor Systems, Inc.	Delaware
Ichor Systems Malaysia Sdn Bhd	Malaysia
Cal-Weld, Inc.	California
Talon Innovations Corporations	Minnesota
Talon Innovations (FL) Corporation	Florida